SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

F O R M 8-K

Current Report Pursuant To Section 13 Or 15(D) Of The Securities Act Of 1934

Date of Report (Date of earliest event reported): September 5, 2000

UNITED ARTISTS THEATRE COMPANY
(Exact name of registrant as specified in its charter)

	333-56985	
Delaware	333-56999	84-1198391
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

9110 East Nichols Avenue, Suite 200
Englewood, CO   80112
(Address of principal executive offices)   (Zip Code)

Registrant's telephone number, including area code: (303) 792-3600

Not Applicable
(Former name and address, if changed since last report)

Item 5.   Other Events

On September 5, 2000, United Artists Theatre Company (the "Company") and 17 of its direct and indirect subsidiaries filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court").

In connection with the Chapter 11 filing, the Company has issued a press release announcing the Company's filing (the "Press Release"). A copy of the Press Release is filed as Exhibit 1 hereto.

The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Press Release which is incorporated by reference and the Chapter 11 petition and motions and related pleadings and papers on file with the Bankruptcy Court.

Item 7.   Financial Statements, Pro Forma Financial
                    Information and Exhibits

   (c)   Exhibits
                    99 (ap)   Text of Press Release dated September 5, 2000

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

UNITED ARTISTS THEATRE COMPANY
(Registrant)

/S/ Kurt C. Hall
BY: Kurt C. Hall
         Chief Financial Officer

Date: September 18, 2000

Exhibits Index

Exhibit Number	Exhibit Description
99 (ap)	Press Release dated September 5, 2000

EX-99.(AP)
2

Press Release dated September 5, 2000

CONTACT: Kurt Hall (303) 792-8788 **FOR IMMEDIATE RELEASE**
September 5, 2000

UNITED ARTISTS THEATRE COMPANY FILES PLAN OF REORGANIZATION UNDER A "PREARRANGED" CHAPTER 11

Denver, Colo - United Artists Theatre Company announced today that it has filed a "prearranged" Plan of Reorganization under Chapter 11 of the United States Bankruptcy Code. As set forth in its Disclosure Statement and Plan of Reorganization, the Company has received the support of all of its Senior Secured Lenders and Subordinated Lenders representing more than two-thirds in dollar amount of the outstanding bonds. The Plan of Reorganization provides for the conversion of approximately $715 million of its existing pre-petition debt into $252 million of new senior secured debt and various classes of equity interests representing substantially all of the ownership in the Company. In addition, as part of the Plan of Reorganization, 70 leases associated with unprofitable theatres that have been closed over the last several months are being rejected.

As a result of this recapitalization, upon confirmation of the Company's Plan of Reorganization, The Anschutz Corporation (TAC), the Company's largest holder of pre-petition Senior Secured debt, will become the Company's new controlling shareholder with approximately 55% of the Company's fully diluted common stock. TAC, a Denver based investment Company owned by Philip Anschutz, will also be providing a $25 million Debtor in Possession ("DIP") revolving credit facility to fund the Company's working capital needs during the proceedings.

Commenting on the filing, the Company's President and CEO Kurt C. Hall said, "While our efforts to reduce and focus capital spending exclusively in our key markets, manage our business in a more efficient and prudent manner, and dispose of underperforming theatres has resulted in improvements in our operating margins, these improvements have not been sufficient to mitigate the impact of the unprecedented level of investment and predatory over-screening that has occurred in our industry over the past three years. During that time, the top five exhibitors alone have invested over $3.5 billion, most of it in new stadium seating megaplex construction.

The resulting increase in industry screens of over 26% since 1996 has outpaced admissions revenue growth during that period. While the underlying industry fundamentals have remained strong for a mature business, this healthy industry growth has not justified the higher costs of construction and the over-expansion. The result has been lower industry attendance per screen and seat and tightening liquidity for our Company and virtually all other major theatre operators."

Mr. Hall continued, "Our Plan of Reorganization, if confirmed by the Courts, will significantly reduce the Company's leverage and improve the quality of our overall asset base. With this stronger balance sheet, the Company will be well positioned for the industry recovery as seat and screen capacity comes into balance with industry customer demand. Upon confirmation, the Company's total indebtedness will be reduced from approximately $720 million to $260 million, and related annual interest expense will be lowered from over $75 million to approximately $27 million. These annual interest savings, when combined with the positive effects of eliminating nearly all of our unprofitable theatres (343 screens since December 30, 1999), will allow the Company to internally fund the reinvestment into its existing key locations and rebuild the market share and cash flow that was lost over the last few years."

Mr. Hall continued, "As demonstrated by the "prearranged" nature of our filing and "first day" motions, we have worked very hard over the last several months to ensure that we completed this restructuring in a way that preserves and enhances our key business partnerships and relationships. It was important that the studios, other business partners and trade creditors that are a critical part of our future success were made aware of our plans and are being treated appropriately in our "first day" motions and Plan of Reorganization. I am very grateful to all of our business partners and our lenders who have supported us over the last somewhat difficult several months. Without their help and support, an orderly and successful recapitalization would not be possible."

Mr. Hall continued, "While a Chapter 11 Reorganization is never an easy process, I am confident, that the "prearranged" nature of our filing combined with the help and support of our lenders, including the Anschutz Group, will mean that the process of reorganizing the Company will have little affect on our ongoing operations. I am excited about the prospect of working with the Anschutz team as we complete the restructuring and rebuild and defend the Company's key market positions. Given the Anschutz Group's long term investment focus and track record in the restructuring and investment arenas, we could not have a better equity sponsor and partner."

Mr. Hall concluded, "I am proud of the way our Company has managed its way through the last several months and very grateful for the hard work and dedication of our executives and other employees during this extremely difficult time. As a result of their hard work, we now have an opportunity, with the help and support of the new company's ownership group, to start fresh and reestablish United Artists as one of the most profitable theatre circuits in the industry."

United Artists Theatre Company ("UATC"), a privately held Company, has issued publicly traded subordinated bonds. United Artists Theatre Circuit, Inc, the principal operating subsidiary of UATC, leases certain properties from a third party that has issued publicly traded pass-through certificates. At August 25, 2000, UATC operated 225 theatres with 1675 screens.

The Anschutz Corporation ("TAC") is a Denver based Company owned by Philip Anschutz. TAC has made significant investments in the Telecommunications, Oil and Gas, Real Estate and Entertainment (including sports franchises) sectors. Companies/assets in which TAC currently holds a significant interest include: Forest Oil and ForceEnergy, Qwest Communications, the Staples Center Arena in Los Angeles and the Los Angeles Lakers and Kings.

# # #

CONTACT: Dave Giesler   303-792-8792

Certain statements in this announcement, such as statements regarding the company's strategies, plans, objectives and expectations, are forward-looking statements that involve known and unknown risks, uncertainties and other factors which may cause the actual results of the company or of its efforts to execute a business and financial restructuring to be materially different from any future results expressed or implied by such forward-looking statements. Such factors include, among others, general economic and business conditions, the effect of competition in the markets served by the company, the availability and terms of additional financing for the company, the actions of the company's existing creditors and other factors referred to in the company's Quarterly Report on Form 10-Q for the period ended June 29, 2000. Given these uncertainties, undue reliance should not be placed on any forward-looking statement contained herein.

# # #